Exhibit 99.2

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EDITED TRANSCRIPT
NSM—Q1 2018 Nationstar Mortgage Holdings Inc Earnings Call
EVENT DATE/TIME: MAY 03, 2018 / 1:00PM GMT
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Client Id: 77

MAY 03, 2018 / 1:00PM, NSM - Q1 2018 Nationstar Mortgage Holdings Inc Earnings Call

CORPORATE PARTICIPANTS

Amar R. Patel *Nationstar Mortgage Holdings Inc. - Executive VP & CFO*

Jay Bray *Nationstar Mortgage Holdings Inc. - Chairman, President & CEO*

CONFERENCE CALL PARTICIPANTS

Bose Thomas George *Keefe, Bruyette, & Woods, Inc., Research Division - MD*

Douglas Michael Harter *Crédit Suisse AG, Research Division - Director*

Kevin James Barker *Compass Point Research & Trading, LLC, Research Division - VP and Senior Analyst*

PRESENTATION

Operator

Good day, ladies and gentlemen and thank you for standing by.

Welcome to the Nationstar Mortgage Holdings Inc. First Quarter 2018 Earnings Call. (Operator Instructions)

As a reminder, this conference is being recorded. It's my pleasure to turn the call to Mr. Amar Patel.

Amar R. Patel - *Nationstar Mortgage Holdings Inc. - Executive VP & CFO*

Good morning, everyone, and thank you for joining our first quarter 2018 earnings call.

Before we get started, I would like to remind you that our quarterly press release and earnings supplement are available from the Shareholder Relations section of the website, www.nationstarholdings.com. In addition, we will make forward-looking statements during today's call that are subject to risks and uncertainties. Factors that may cause actual results to differ materially from expectations are detailed in our SEC filings, including the Form 8-K filed today, containing our earnings release and quarterly supplement. Information about any non-GAAP financial measures referenced, including a reconciliation of those measures to GAAP measures, can also be found in the earnings release and in the quarterly supplement available on the website.

All right. Now I'd like to turn the call over to Nationstar Chairman and CEO, Jay Bray.

Jay Bray - *Nationstar Mortgage Holdings Inc. - Chairman, President & CEO*

Thanks Amar, and good morning, everyone. Before discussing the quarter, I wanted to provide a brief overview of the company as well as an update on our previously announced merger with WMIH. Nationstar is one of a kind company with team members and a set of assets that are almost impossible to replicate. We have been the largest non-bank servicer for the past 3 years running, and we are currently the third largest servicer in the United States. We provide customer-centric mortgage servicing solutions for over 3 million customers and earn fees on over $500 billion in loans. While servicing is the foundation of our business model, our Origination segment replenishes our portfolio and allows us to gain new customers at attractive returns.

We ended the year as the 16th largest originator with $19 billion in funded volume over the last 12 months. (technical difficulty) state services business, which supports Nationstar and other third parties with a range of services including title, close, valuation and property preservation and inspection.

Over the last year, we have fulfilled our 414,000 services orders and sold over 11,000 properties.

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Client Id: 77

MAY 03, 2018 / 1:00PM, NSM - Q1 2018 Nationstar Mortgage Holdings Inc Earnings Call

Our real state platform has never been stronger and will enable us to thrive in the current environment.

Let's discuss the latest on the merger. As you know, in February, we announced our agreement to merge with WMIH Corp., and we are excited about the transaction.

We firmly believe that this transaction creates value for all shareholders.

The transaction provides near-term liquidity for those shareholders electing cash while preserving long-term value for those electing stock. Shareholders electing stock benefit from an increase in ownership of 14% and accretion to cash EPS of approximately 20% through the use of the net operating loss carryforward of WMIH.

We will be a better positioned business with additional free cash flow created by the cash tax savings. We plan to utilize this increased cash flow for continued investments and deleveraging.

We've been working diligently on the changing control process, including regulatory approvals.

Today, we have received approval from over 80% of the 54 states and jurisdictions. Upon completion of the shareholder vote in mid-June and all regulatory approvals, we anticipate a third quarter close.

Now let's look at the first quarter results. The company had a strong start to the year, we experienced improved revenue and servicing from reduced amortization, achieved profitability in our newly launched production channels and expanded our third-party clients at Xome. We reported GAAP net income of $160 million or $1.61 per diluted share, and adjusted earnings of $44 million or $0.44 per diluted share.

These results were driven largely by servicing, which generated 5.5 basis points of adjusted probability on a servicing portfolio of over $500 billion.

Originations had earned $25 million adjusted pretax income and produced $5.1 billion in funded volume.

Xome earned $14 million adjusted pretax income and sold over 2,800 properties through the exchange business. We reentered the field services business at Xome, and we look forward to developing this business over the course of 2018.

Now let's move into Servicing. Servicing earned $69 million adjusted pretax income or 5.5 basis points in adjusted profitability. Our Servicing portfolio ended with $500 billion and 3.2 million customers.

We have built a self-sustained platform that will benefit from rising interest rates. As interest rates rise, prepayments speeds decline, which increases the value of our portfolio and improves our financial results.

In the first quarter, total revenue improved as a result of higher operational revenue and decreased amortization. The 13% amortization improvement stemmed from a reduction in prepayment speeds, net of recapture, which decline 2 CPR from the prior quarter.

Over the first quarter, expenses increased 5%, driven by temporary increases in staffing costs to optimize advanced recoveries. This allows us to shorten our collection timelines and reduce our financing cost while improving overall liquidity.

We have demonstrated our platform and scale to take an additional -- take on additional growth through more subservicing wins, organic replenishment and continued acquisitions.

While boarding activity is seasonally light in the first quarter, we have transfers scheduled in the second half of the year that will help achieve growth in the portfolio by at least 5% or above $533 billion.

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Client Id: 77

MAY 03, 2018 / 1:00PM, NSM - Q1 2018 Nationstar Mortgage Holdings Inc Earnings Call

As discussed last quarter, we continue to believe there's a long runway of opportunity to provide a differentiated customer experience with more efficient processes. Our project management office has already started identifying these initiatives. These projects are not all quick fixes and they will take time and investment to achieve. We will provide a more detailed update on these as we execute them, although prepayment environment and identified cost savings for 2018 will drive continued improvement in our results and allow us to achieve our stated target of 6 basis points of adjusted profitability.

Now let's move into Originations. Originations performed in line with our expectations in a challenging marketing environment. The segment delivered $25 million in adjusted pretax income on funded volume of $5.1 billion. The 30-year mortgage rate increased over 40 basis points during the quarter, and the banks reported a 21% decline in origination volume quarter-over-quarter.

This decline came in a bit worse than the 16% decrease in consensus forecast from MBA, Fannie and Freddie. And for us, our volume was flat from the prior quarter, so a great result. Correspondent volume increased 10% versus the prior quarter, which accounted for the total revenue decline of 10% quarter-over-quarter.

We continue to diversify our offerings. This past year, we made investments to expand our purchase and new customer acquisition channels. These channels have already achieved profitability, and we are thrilled that they are positioned to contribute to our overall results and growth efforts.

After interest rates moved significantly in the first quarter, we acted quickly and recalibrated the business to the current market environment. In March, we achieved $12 million adjusted pretax income for the month. We maintained our full year target of $140 million pretax income for 2018. We will be able to drive further new customer growth through our latest customer tool, which we call Home Intelligence. This was a new product launch and next, I'd like to provide some detail around this exciting tool.

We are in a great position to help both new and existing customers improve their financial well-being by offering personalized debt consolidation solutions in a very simple and effective manner.

Today, the U.S. consumer debt load is at an all-time high. Many of our customers face financial stress, as debt balances from credit card, auto or student loans continue to rise. However, the mortgage market remains extremely healthy. Home equity is at a record high and default rates are at record lows. Our own portfolio has over $400 billion in home equity or an average of $100,000 per customer.

As you can see on the slide, we were able to help Scott, one of our customers, achieve over $500 in monthly cash savings by utilizing the available equity in his home, refinancing his current mortgage and finding a significantly lower rate on homeowners insurance.

This data-driven solution is called Home Intelligence. And it's a tool to leverage what we know about our customers and matching them with the right product mix from our suite of solutions.

There are over 60 million outstanding mortgages in the United States and approximately 19 million of these consumers have a profile similar to Scott's, substantial home equity and high interest-rate consumer rate, where we could save him over $500 a month. This presents a significant opportunity to improve the financial situation of our customers as well as significantly expand our customer base. Home Intelligence will positively impact the financial situation for various homeowners and provide a powerful new customer acquisition channel for volume growth even in the current interest rate environment.

Now let's move to Xome. This quarter, Xome achieved $14 million in adjusted pretax income, while the origination market is down and delinquencies remain near all-time lows, Xome achieved 17% quarter-over-quarter earnings expansion, primarily from third-party growth. Third party volume accounted for 36% of total inflows, and I think it's important to recognize third-party customers are replacing Nationstar volume. This is an impressive achievement, and I'm extremely proud of the team.

The exchange business sold over 2,800 properties in the quarter, a 6% increase over the prior quarter.

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Client Id: 77

MAY 03, 2018 / 1:00PM, NSM - Q1 2018 Nationstar Mortgage Holdings Inc Earnings Call

Despite decline in foreclosure inventory, FHAs increasing volume and the growing adoption of auction by the GSCs and FHA suggest that Xome can continue to increase its market position as a large nationwide real estate service and technology provider. Additionally, customers are consolidating their vendor footprint to high performers with national scale and expanding business with vendors who offer comprehensive solutions across the mortgage life cycle. Xome is building on strong new business acquisition momentum. We executed 6 new third-party customer wins in the first quarter, and we have a very active and attractive sales pipeline.

Xome did execute 1 strategic transaction during the quarter. In 2014, the company acquired Real Estate Digital, a data provider and aggregator powering online real estate for Xome and many third parties.

The first quarter adjustment of $8 million was related to a strategic decision to sell RED's non-core brokerage web hosting business. Xome will retain the data side of RED. Xome has a proven track record of incubating, launching and expanding services.

We recently began taking orders for our field service business, which fulfills property preservation and inspection orders. Last year, Nationstar spent $185 million on field service orders with third parties, and we plan to capture a significant portion of this revenue opportunity as the business ramps. We are targeting a $20 million earnings run rate in field services by the end of 2018.

In closing, this morning's first quarter results reflect our team's commitment to operational excellence, and we are reaffirming our 2018 targets.

As we look to 2018 and beyond, we do so from a position of financial and operational strength. We have achieved scale and efficiency, and we believe there is a compelling opportunity for significant cost savings across the platform in the next 2 years while improving the customer experience. Coupled with the benefits of a rising rate environment and enhanced free cash flow from the merger, we will continue to build value for our shareholders over the long term.

2018 is a defining year for our company, and I would like to personally thank all of you for your partnership.

And now I'd like to turn it over to the operator for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question is from the line of Doug Harter from Crédit Suisse.

Douglas Michael Harter - *Crédit Suisse AG, Research Division - Director*

Jay, hoping you could put a little color behind the move from the profitability of servicing in the first quarter to the over 6 basis points for the year. How much of that is cost saves? And how much of that's further amortization declines?

Jay Bray - *Nationstar Mortgage Holdings Inc. - Chairman, President & CEO*

I think the way to think about it, it's probably about 50-50, honestly. If you look at the amortization, that's -- well actually, it's probably 3 components. One is the overall revenue. As we sit today, we actually are ahead of schedule, we think, from the overall pipeline and growing the portfolio to 5% that we previously outlined. So I think revenue is, call it, 1/3 of it, I think 1/3 of it is amortization and a 1/3 of it is expense cuts.

So -- and I mean the amortization, obviously, the quarter was -- came in a little better than expected from an amortization standpoint. The second quarter, I think, is in line with kind of how we thought about the quarter and then the expense saves, as we've talked about, we have a number of initiatives underway. So we feel good about that as well.

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MAY 03, 2018 / 1:00PM, NSM—Q1 2018 Nationstar Mortgage Holdings Inc Earnings Call
And just on the boardings, I mean, is — are most of the boardings going to be, kind of, be back-end loaded? Such that, kind of, the growth really happens in the third and fourth quarter? Or should we see some additional boardings in the second quarter?
Jay Bray—Nationstar Mortgage Holdings Inc.—Chairman, President & CEO
You’ll see more in the second than you saw in the first. But yes, you’ll see the majority — I mean, as we sit today, you’ll probably see somewhere between 16 billion and 20 billion total additions in the second quarter, probably close to 50 billion in the third and ramp down to about 25 billion in the fourth. So you will see more in the second, third will be the biggest and then fourth will come in around that 25 billion as we sit today.
Operator
And our next question is from Bose George with KBW.
Bose Thomas George—Keefe, Bruyette, & Woods, Inc., Research Division—MD
Yes, actually first just on the field services revenue at Xome. Was there any of that in the first quarter? And then can you just reiterate — sorry, that music wasn’t from me — can you just reiterate — can you reiterate what you said about the annual revenue and EBITDA from the fuel services revenue once that’s fully — once it’s fully ramped? And also I assume that’s fairly seasonal so can you just, sort of, give us the break out in like how it falls on a quarterly basis, roughly?
Jay Bray—Nationstar Mortgage Holdings Inc.—Chairman, President & CEO
Sure, for — the first question, the first quarter, no, there was 0 revenue or EBITDA. I think when we exit the year, we would expect that business to be at a $20 billion EBITDA kind of run rate. And it’s about an 18% margin business, call it, Bose. And so...
Amar R. Patel—Nationstar Mortgage Holdings Inc.—Executive VP & CFO
That’s about $110 million to $120 million in revenue.
Unidentified Company Representative
Yes, so $110 million to $120 million in revenue. And I mean, I think, you’re right. I mean, you will see some seasonality, obviously, slowing down in the first and the fourth and strongest in the second and third. I mean, that’s how we’re thinking about it.
Bose Thomas George—Keefe, Bruyette, & Woods, Inc., Research Division—MD
Okay, great. And then actually back — on the servicing, sort of, the pipeline for larger transactions, can you just talk about what you’re seeing out there on that front?
Jay Bray—Nationstar Mortgage Holdings Inc.—Chairman, President & CEO
Yes, I mean, in the first quarter, we acquired a couple of bulks in the smaller range, call it $3 billion to $5 billion range. We’re having a lot of success on the subservicing side, partnering with previous partners and some new partners as well, which will — most of that will board in the third quarter.

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Client Id: 77

MAY 03, 2018 / 1:00PM, NSM - Q1 2018 Nationstar Mortgage Holdings Inc Earnings Call

And in the fourth, we've got a couple of bulks, we think, that will be boarding in as well. So -- as I said, I'm pretty optimistic that we'll continue to exceed, kind of, our year-end goal that we laid out. And I would say the overall supply is up. I mean if you think about what's going on in the markets, it's pretty consistent with what we thought would happen. You're seeing more supply coming to market from a variety of different players. I think it's the first step in what ultimately may lead to industry consolidation, but you're seeing originators selling some servicing now, which we expected to happen. And so I think we're pretty bullish about the pipeline and what's to come.

Bose Thomas George - *Keefe, Bruyette, & Woods, Inc., Research Division - MD*

Actually, just one more. In terms of the strategy on that -- the consumer loan, home equity loan product. How far along do you think you are? When do you think we could start seeing some traction with that business? And are there other companies out there that are doing it successfully at the moment?

Jay Bray - *Nationstar Mortgage Holdings Inc. - Chairman, President & CEO*

Well I think -- I mean the interesting thing, right, and you're probably seeing this in the overall marketplaces, the refinance segment of the market has moved towards debt consolidation or cash out. So you move from rate term to really debt consolidation. And even today, it's probably close to 67% of our refi business. So it's starting to happen. I think with the new app that we're rolling out, we'll do that on a pilot kind of databases, call it May June-ish and then roll it out in a more meaningful way in the third quarter. And we're pretty bullish about it. I think it's going to -- in our mind, there's a lot of people that talk about debt consolidation. There're a lot of people that attack it in different ways. But there's really not 1 place you can go to, to kind of truly understand the value of your home. And Xome gives us all the assets we need to make that a very rich user experience, and then also be able to kind of take a look at the liability side of your balance sheet and help you figure out the best solution. And I think home intelligence is going to do that for not only our customers but new customers. And it may, in all cases, not be a refinance, a debt reconsolidation refinance. So we'll have other products such as personal loan, second liens, homeowner insurance. I think -- our goal is to put more money into our customers' pockets, and I think it'll -- this will do that. So you should expect more updates from us, call it, on the third quarter call, is the way to think about it.

Operator

And our next question is from the line of Kevin Barker with Piper Jefferies.

Kevin James Barker - *Compass Point Research & Trading, LLC, Research Division - VP and Senior Analyst*

Help us understand some of the mix shift between non-agency, agency and subservicing. Obviously, agency -- nonagency servicing tends to have, or the capacity to have better margins than some of the other servicing. And then we're obviously seeing a big mixed shift towards a larger subservicing portfolio and a capital-light model. Could you help us understand like the different profitability that you expect on a pretax basis between non-agency, agency and then subservicing as well?

Jay Bray - *Nationstar Mortgage Holdings Inc. - Chairman, President & CEO*

Yes, Amar, you want to take the first piece of that and I can -- I mean, I think, the way I think about it, Kevin, is -- I mean, you know this but our portfolio has changed dramatically, right, from a delinquency profile standpoint. So now we are, call it, 97% less than 60 days delinquent. And that in and of itself, I mean, if you look at the agency piece of that business, that's highly profitable, right? I mean, the margin on that is very strong and so I think the profitability between the private label and, frankly, the Fannie, Freddie and Ginnie has evolved and is pretty consistent now. Because you've such a clean book on your Fannie, Freddie and Ginnie businesses. And on the subservicing, yes, I think, look, we've always said we're going to be thoughtful on how we think about subservicing, and we've got arguably the best client in the history of the world with USAA and we've added some other clients along the way, and it's performing as we expected. It's performing in that 2 to 3 basis point range and the margins are

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Client Id: 77

MAY 03, 2018 / 1:00PM, NSM - Q1 2018 Nationstar Mortgage Holdings Inc Earnings Call

well above 20%. And so I think it's actually a great business that, obviously, requires no capital. So I think the model is working, kind of, as we designed. I don't know, Amar, if want to add anything to it.

Amar R. Patel - *Nationstar Mortgage Holdings Inc. - Executive VP & CFO*

The only thing I'd add to that is on -- so Jay talked about subservicing profitability being the 2 or 3 basis points. MSR profitability can be -- it's certainly internally higher, but it requires capital investment. And the MSR probability, depending on how much leverage you put on it, can vary. If you put no leverage on to it, it could be 10 to 12 basis points.

And I think that is consistent, like Jay said, across the various investor types, agency, nonagency. What -- the differentiator is the price. Because the credit dynamics could be different than the price for agency, it's higher than nonagency, and that's what brings it to a common profitability.

Kevin James Barker - *Compass Point Research & Trading, LLC, Research Division - VP and Senior Analyst*

You mentioned 10 to 12 basis points of potential profitability. Are you realizing that level of profitability within the agency and nonagency portfolios today?

Amar R. Patel - *Nationstar Mortgage Holdings Inc. - Executive VP & CFO*

Well, as I mentioned, that is without any financing applied to it.

Jay Bray - *Nationstar Mortgage Holdings Inc. - Chairman, President & CEO*

Or coinvestor.

Amar R. Patel - *Nationstar Mortgage Holdings Inc. - Executive VP & CFO*

Or coinvestor or anything like that. And obviously, we've used a number of different capital structures for our own profitability. And so our overall is less because we applied coinvest to that. So you take our MSR probability, which is north of 8 to 9 basis points, along with our subservicing profitability, that winds us to this 6 basis points, or 5.5 or 6 basis points profitability.

Kevin James Barker - *Compass Point Research & Trading, LLC, Research Division - VP and Senior Analyst*

And so if that's running at like 8 or 9 and the subservicing is running at 2 or 3 and you continue to have this mix shift towards more subservicing in the capital-light model, which obviously has higher ROE given it requires very little E. Could you help us understand -- if the 6 basis points is sustainable going into 2019, 2020 as you make this mix shift?

Amar R. Patel - *Nationstar Mortgage Holdings Inc. - Executive VP & CFO*

Well we made the mix shift really last year as we -- as our portfolio will up being 60% or approximately 60% MSR, 40% subservicing. And given the boarding activity that we've outlined for this year, we expect that to not really changed that much. So with our current mix shift of additions that we're putting on with MSRs and subservicing, we certainly believe that's sustainable.

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MAY 03, 2018 / 1:00PM, NSM—Q1 2018 Nationstar Mortgage Holdings Inc Earnings Call
overall performance, I mean, I think, you’re going to continue to see default cost come down. We’ve invested heavily there. We continue to invest heavily in the claims area, et cetera, to recover our money faster. And I think there’s opportunity for the default costs to continue to decline. So I think between kind of maintaining our mix where we’re at today, I think with the cost initiatives that we have and, frankly, I think with default costs continuing to come down, both from an efficiency standpoint and from a performance standpoint, yes, I think we are — we feel good about the coming years and the overall probability that we outlined.
Kevin James Barker—Compass Point Research & Trading, LLC, Research Division—VP and Senior Analyst
And then in regards to the corporate segment, you saw a pretty big drop in expenses, and you’re guiding to further expenses. Can you just detail what are the main drivers of that? And whether that can — whether the current run rate will sustain, suffer or decline as we move through 2018?
Amar R. Patel—Nationstar Mortgage Holdings Inc.—Executive VP & CFO
Right, I mean, the — we targeted a $30 million reduction year-over-year, and we’re off to a great start in Q1 given the fact that we’ve got a $9 million reduction for the quarter. We don’t — we think the overall corporate expense will pick up a bit over the course of the year, but we feel comfortable in achieving the $30 million target. Now that reduction is caused by a few things. We’ve been buying back debt along the way last year and this year. And we will reduce our overall corporate debt expense and that’s a — corporate debt expense, that’s about half of it. And the other half is overall efficiencies we’re getting in the corporate segments. We’re consolidating some of the functions that we’ve had previously, and that was the large pickup that we saw in Q1.
Operator
And ladies and gentlemen this concludes of our Q&A session and program for today. Thank you for participating. You may all disconnect. Have a wonderful day.
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